Filed Pursuant to Rule 425

of the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6

of the Securities Exchange Act of 1934, as amended

Filer: Chiquita Brands International, Inc.

Subject Company: Chiquita Brands International, Inc.

Filer’s Commission File No.: 001-01550

Date: September 2, 2014

The following presentation was issued by Chiquita on September 2, 2014.

1 1 O Setting the Record Straight on Cutrale / Safra’s Presentation September 2014

Safe Harbor Statement

This presentation contains certain statements that are "forward-looking statements." These statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Chiquita and Fyffes plc ("Fyffes"), including: the customary risks experienced by global food companies, such as prices for commodity and other inputs, currency exchange fluctuations, industry and competitive conditions (all of which may be more unpredictable in light of continuing uncertainty in the global economic environment), government regulations, food safety issues and product recalls affecting Chiquita and/or Fyffes or the industry, labor relations, taxes, political instability and terrorism; unusual weather events, conditions or crop risks; continued ability of Chiquita and Fyffes to access the capital and credit markets on commercially reasonable terms and comply with the terms of their debt instruments; access to and cost of financing; and the outcome of pending litigation and governmental investigations involving Chiquita and/or Fyffes, as well as the legal fees and other costs incurred in connection with these items. Readers are cautioned that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Forward-looking statements relating to the combination involving Fyffes and Chiquita include, but are not limited to: statements about the benefits of the combination, including expected synergies and future financial and operating results; Fyffes and Chiquita's plans, objectives, expectations and intentions; the expected timing of completion of the combination; and other statements relating to the combination that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements.

With respect to the combination, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite Fyffes and Chiquita shareholder approvals; the risk that Fyffes or Chiquita may be unable to obtain governmental and regulatory approvals required for the combination, or required governmental and regulatory approvals may delay the combination or result in the imposition of conditions that could reduce the anticipated benefits from the combination or cause the parties to abandon the combination; the risk that a condition to closing of the combination may not be satisfied; the length of time necessary to consummate the combination; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the combination may not be fully realized or may take longer to realize than expected; disruption arising as consequence of the combination making it more difficult to maintain existing relationships or establish new relationships with customers, employees or suppliers; the diversion of management time on transaction-related issues; the ability of the combined company to retain and hire key personnel; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect.

These risks, as well as other risks associated with the combination, are more fully discussed in the Proxy Statement/Prospectus/Scheme Circular that is included in the Registration Statement on Form S-4 that was filed with the U.S. Securities and Exchange Commission (the "SEC") in connection with the combination and are contained in the definitive Proxy Statement/Prospectus/Scheme Circular mailed to shareholders. Additional risks and uncertainties are identified and discussed in Chiquita's reports filed with the SEC and available at the SEC's website at www.sec.gov and in Fyffes reports filed with the Registrar of companies available at Fyffes website at www.fyffes.com. Forward-looking statements included in this document speak only as of the date of this document. Neither Chiquita, nor Fyffes, undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this presentation.

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3 Cutrale/Safra’s Presentation to Chiquita Shareholders is Flawed and Misleading 1 Cutrale/Safra Grossly Misrepresents Fyffes Business and Performance Track - Record 2 Cutrale/Safra Grossly Misrepresents Synergies in the ChiquitaFyffes Transaction 3 Cutrale/Safra Grossly Overstates the Multiple Offered to Chiquita Shareholders 4 Cutrale/Safra Grossly Overstates the “Premium” Offered to Chiquita Shareholders 5 Cutrale/Safra Grossly Understates the Value of the ChiquitaFyffes Transaction 6 Cutrale / Safra Has Dug In at an Inadequate $13 Contingent Proposal

4 Cutrale / Safra Grossly Misrepresents Fyffes Business and Performance Track - Record 1 Cutrale / Safra Reality • “Fyffes is a middleman: its relative lack of land ownership is reflected in its lower multiple versus peers” • Fyffes has a deep understanding of production • Fyffes’ significant assets in melon and pineapple farms are highly complementary to Chiquita’s farming assets • Fyffes contributes ~10,000 managed hectares to the merger, in comparison to Chiquita’s ~16,000 hectares 1 • Fyffes has spent $108 million since 2007 to acquire farms that it currently operates 1 • “By doubling up in Europe, a combination with Fyffes would expose Chiquita shareholders to a more volatile market” • “ChiquitaFyffes is a far less attractive sale candidate than Chiquita standalone” • Since 2008, Fyffes has grown EBITDA faster than any of the fresh produce peers • Volatility in Fyffes results has been much lower than Chiquita’s • Fyffes is far LESS volatile than the industry - 74% of Fyffes European sales are contracted 1 • The Fyffes merger increases geographic, sourcing and fruit diversification and reduces exposure to any single market (1) Source: Fyffes k41 m100 m101

Fyffes Has Grown Much Faster Than Peers Cutrale / Safra Grossly Misrepresents Fyffes Business and Performance Track - Record 1 Standard Deviation of Annual EBITDA Growth (2010 – 2014E) Chiquita 47% Fyffes 14 Fresh Del Monte 17 Industry Average 26% 5 Fyffes Has Been Much Less Volatile Than Peers Source: Public filings, IBES for Fresh Del Monte estimates (1) € 47.1mm is the midpoint of Fyffes’ revised EBITA profit forecast plus LTM depreciation of € 7.1mm. 183% 64% 72% 0% 20% 40% 60% 80% 100% 120% 140% 160% 180% 200% 2009A 2010A 2011A 2012A 2013A 2014E Indexed EBITDA Fyffes Chiquita Fresh Del Monte € 25.7 € 26.9 € 29.6 € 40.0 € 40.0 € 47.1 Fyffes EBITDA 1

ChiquitaFyffes Produces Large Amounts of Fruit on Controlled Land Chiquita Fyffes ChiquitaFyffes Cutrale / Safra Grossly Misrepresents Fyffes Business and Performance Track - Record 1 ~16,000 ~26,000 ~10,000 Hectares Controlled 6 Source: Management figures 37% 63% 100% Bananas Pineapples 30% 30% 100% 71% 70% Bananas Pineapples Melons 7% 60% 100% 93% 40% Bananas Pineapples Melons 37% 0% 63% 100% Bananas Pineapples Controlled Other

7 Cutrale / Safra Grossly Misrepresents Synergies in the ChiquitaFyffes Transaction 2 Cutrale / Safra Reality • “Chiquita and Fyffes have suddenly discovered an additional $20 million of alleged synergies for the proposed Fyffes combination” • Irish Takeover Rules require synergy estimates to be documented and third - party reviewed - Both the $40mm and $20mm incremental synergies have been subject to this process • The $20 million of additional recurring annual synergies are expected to come from - European and Mediterranean shipping benefits due to the geographic sourcing diversity of the combined company - Information technology efficiencies due to the implementation of cloud computing • When it initially reviewed the transaction, the Chiquita Board considered synergy sensitivities in excess of $40mm - Since then, integration planning / synergy teams have validated the additional $20mm and are continuing their work k28 m62 m63

8 Source: Public filings Note : Combined figures are not projections of how the Combined Group will trade ; EUR converted to USD at an exchange rate of $1.3242 to € 1.000. (1) For illustrative purposes, 2014 Fyffes initial estimated EBITDA is stated as $52 million being the mid - point of Fyffes projected adjusted EBITA for the fiscal year ending December 31, 2014 as set forth in Fyffes announcement dated on March 10,2014 , plus for comparability purposes, LTM depreciation of € 7.1 million . (2) For illustrative purposes, 2014 revised pro forma estimated EBITDA is stated as $140 million being the mid - point of Chiquita’s projected adjusted EBITDA for the fiscal year ending December 31, 2014 of $130 million to $150 million with Fyffes estimated 2014 EBITDA stated as $ 62million being the mid - point of Fyffes projected adjusted EBITA for the fiscal year ending December 31, 2014 as set forth in Fyffes announcement dated on August 27, 2014 , plus for comparability purposes, LTM depreciation of € 7.1 million . Assumes run - rate synergies of $ 60 million per revised merger benefits statement. Illustrative 2014 Pro Forma Run - Rate EBITDA Combined company generates $60mm in synergies Cutrale / Safra Grossly Misrepresents Synergies in the ChiquitaFyffes Transaction 2 $ 140 $ 52 $ 40 $ 232 $ 10 $ 20 $ 262 $ 0 $ 50 $ 100 $ 150 $ 200 $ 250 $ 300 Chiquita Fyffes Synergies Original Pro Forma Fyffes Increased Guidance Incremental Synergies Revised Pro Forma 1 2

9 Cutrale / Safra Grossly Overstates the Transaction Multiple Offered to Shareholders 3 Cutrale / Safra Reality • “Cutrale / Safra Proposal : A record - high multiple ” • “At a 11.8x multiple of Chiquita’s reported adjusted EBITDA for the last 12 months ended June 30, 2014 the Cutrale/Safra proposal represents the highest comparable transaction multiple for an acquisition of this scale in the fresh produce sector ” • “Given Chiquita’s disappointing first quarter results, Cutrale / Safra thought it would be prudent to wait to factor Chiquita’s second quarter earnings into its proposal” • Cutrale / Safra proposal is a low multiple by any measure • June 30, 2014 EBITDA is an inadequate reference point for valuing the company. It ignores: - $18mm add - back for weather - related costs in Q1 2014 - $10mm impact from Midwest plant consolidation - June 30, 2014 EBITDA after relevant adjustments is $ 135mm and implies an offer multiple of only 9.4x • Transaction expected to close in Dec 2014. Expected 2014 EBITDA is $140mm, implying an offer multiple of 8.6x • Chiquita is in the midst of a turnaround - EBITDA increased by 69% in 2013 and, at the mid - point of Chiquita's forecast range, is expected to increase by ~19% in 2014 - Cutrale / Safra proposal provides no credit for further efficiencies in bananas or turnaround in salads. For example, Chiquita has already announced anticipated shipping efficiencies of $14 - $ 16mm • Chiquita shareholders are not selling Chiquita stand - alone. They are being asked to sell the value achievable in a Chiquita/ Fyffes transaction - Cutrale / Safra proposal implies a Dec - 2014 EV/EBITDA multiple of only 6.9x estimated pro forma EBITDA for ChiquitaFyffes, including run - rate synergies Cutrale/Safra offer is misleading, misrepresented and inadequate k34 m77 m78

10 June 30, 2014 Standalone Cutrale / Safra Buying in December 2014 Chiquita Shareholders Selling ChiquitaFyffes Run - Rate EBITDA Underlying EBITDA: Cutrale / Safra Grossly Overstates the Transaction Multiple Offered to Shareholders 3 June 30, 2014 Standalone Adjusted for 1x Costs Source: Public filings, IBES, Capital IQ Note: Closing assumed to be December 31, 2014 per Cutrale / Safra’s representation (1) For illustrative purposes, Chiquita’s LTM EBITDA adjusted for $18mm in 1x weather - related costs in Q1 2014 and $10mm in costs related to Midwest plant consolidation. (2) Chiquita’s estimated 2014 EBITDA is assumed to be $140 million, the mid - point of Chiquita’s projected adjusted EBITDA for the fiscal year e nding December 31, 2014 of $130 to $150 million. Fyffes EBITDA estimated at $ 62mm, the mid - point of Fyffes projected adjusted EBITA for the fiscal year ending December 31, 2014 as set forth in Fyffes announcement dated August 27, 2014, plus for comparability purposes, LTM depreciation of € 7.1 million (converted to USD at an exchange rate of $1.3242 to € 1.000) and assumes run - rate synergies of $60 million per revised merger benefits statement. Assumes estimated net debt as projected by management for FYE 2014. 11.8 x 9.4 x 8.6 x 6.9 x 0.0 x 2.0 x 4.0 x 6.0 x 8.0 x 10.0 x 12.0 x Cutrale / Safra Offer As Reported Cutrale / Safra Offer Chiquita Standalone Adjusted Jun-30, 2014 EBITDA (1) Cutrale / Safra Offer Chiquita Standalone Dec-2014 EBITDA (2) Cutrale / Safra Offer ChiquitaFyffes EBITDA (2) $ 107 $ 140 $ 262 $ 135 k35 m79 m80

③ Cutrale / Safra Grossly Overstates the Transaction Multiple Offered to Shareholders

Chiquita shareholders are asked to abandon merger for low multiple

Cutrale / Safra is trying to hide the real value creation opportunity that Chiquita shareholders are selling



11.8x
10.4x
10.2x
9.8x
9.5x
9.4x
9.4x
9.0x
8.6x
8.6x
8.2x
8.0x
7.3x
7.2x
6.9x
6.7x
6.0x
Average: 8.8x
Cutrale / Safra Offer On Dated LTM EBITDA
Dobe Food / David H Murdock
Bolthouse Farms / Campbell's Soup
Bolthouse Farms / Madison Dearborn Parners
Birds Eye Foods / Pinnacle Foods
Del Monte - Consumer Products / Del Monte Pacific
Fresh Express / Chiquita
Dole - Asia Fresh / Itochu
Del Monte Foods / KKR, Vestar, Centerview
Cutrale / Safra Offer Chiquita Standalone EBITDA at Close[1]
Vitacress Salads / KAR Group
Earthbound Farm / WhiteWave Foods
J.R.Wood / Dale Food
Turners & Growers / BayWa
Cutrale / Safra Offer ChiquitaFyffes EBITDA at Close[1]
Clement Pappas / Lassonde Industries
France Champignon / Bondoelle

Source: Public filings, IBES, Capital IQ

Note: Average excludes added transaction multiples

Note: Closing assumed to be December 31, 2014 per Cutrale / Safra's representation

(1) For illustrative purposes, Chiquita's estimated 2014 EBITDA is assumed to be $140 million, the mid-point of Chiquita's projected adjusted EBITDA for the fiscal year ending December 31, 2014 of $130 to $150 million. Fyffes EBITDA estimated at $62mm , the mid-point of Fyffes projected adjusted EBITA for the fiscal year ending December 31, 2014 as set forth in Fyffes announcement dated August 27, 2014, plus for comparability purposes, LTM depreciation of €7.1 million (converted to USD at an exchange rate of $1.3242 to €1.000) and assumes run-rate synergies of $60 million per revised merger benefits statement. Assumes estimated net debt as projected by management for FYE 2014.

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12 Cutrale / Safra Grossly Overstates the “Premium” Offered to Chiquita Shareholders 4 Cutrale / Safra Reality • “Our proposal values Chiquita at $13 per share and represents an attractive premium of 29.2% to the $10.06 per share price” • Cutrale / Safra offer is a (4.2)% discount to Chiquita’s 52 - week stand - alone high - Chiquita stand - alone has traded at a 52 - week high of $13.57 1 • Chiquita traded at $12.64 following the announcement of the Fyffes transaction 2 - Cutrale/Safra offer represents a 2.8% premium to this trading price - Chiquita shares traded up 11% on announcement of the Fyffes transaction • As recently as June 30, 2014, Chiquita traded at $10.85 - Cutrale/Safra offer represents a 19.8% premium to this trading price Cutrale/Safra offer is opportunistic and based off an artificial low in Chiquita’s price Note: Share price changes may result for a variety of factors, including changes in the business, operations or prospects of Chi quita or Fyffes, market assessment of likelihood that the combination will be completed, the timing of the combination, regulatory considerations, general market a nd economic conditions and other factors. (1) 52 - week high realized on September 11, 2013 . High calculated as of March 07, 2014 , the last trading day prior to announcement of Chiquita / Fyffes transaction. (2) High realized on April 22, 2014 . Represents high since announcement of Chiquita / Fyffes transaction on March 10, 2014 and prior to the last trading day, August 8, 2014, before receipt of Cutrale / Safra proposal. k29 m64 m65

13 Cutrale / Safra Grossly Overstates the “Premium” Offered to Chiquita Shareholders 4 A look at the real premium offered by Cutrale / Safra $ 13.00 $ 13.57 $ 12.64 $ 10.85 Cutrale / Safra Offer 52-Week High High Since Announcement of Fyffes Transaction Chiquita on June 30, 2014 (4.2)% (Discount) / Premium 2.8% 19.8 % Source: Bloomberg

14 Cutrale / Safra Grossly Overstates the “Premium” Offered to Chiquita Shareholders 4 Cutrale / Safra Reality • “The 5 / 10 / 15% EBITDA growth in the Investor Presentation is not founded” • “Must believe in the “new” incremental $20 million in synergies and high - end EV / LTM EBITDA multiple and growth significantly above historical industry performance to achieve >$13” • “Per share prices discounted to 8/27/14” • Cutrale / Safra incorrectly discounts its analysis to today rather than to its stated year - end target for closing the transaction - This error alone has an impact to valuation of about 50 cents • Cutrale / Safra assumes unreasonably low growth rates for the ChiquitaFyffes business - Chiquita is in a turnaround and, at mid - point of Chiquita's forecast range, has forecast ~19% EBITDA growth for this year - Fyffes generated an EBITDA CAGR of more than 16% between 2008 – 2013 • Cutrale / Safra applies low LTM EBITDA multiples relative to historical and current trading levels to calculate share prices • When discounting the values shown in Chiquita's previous presentation to year - end 2014, the resulting values are meaningfully in excess of the $13 proposal • Cutrale / Safra's analysis is incorrect, based on flawed assumptions and does not reflect a change of control premium for the company. Based on correct math Cutrale / Safra's proposal is a purchase of the company at a discount to the present value for ChiquitaFyffes k47 m119 m120

15 Cutrale / Safra Grossly Overstates the “Premium” Offered to Chiquita Shareholders 4 Cutrale / Safra analysis incorrectly discounts future values to today instead of December 2014 closing date Cutrale / Safra Analysis - Implied FYE 2015 Future Share Price Discounted to Dec. 2014 None of these values include a control premium for Chiquita Shareholders PV per Cutrale / Safra Discounted to Today EV / LTM EBITDA 6.3x 6.8x 7.3x 0.2% $12.86 $14.04 $15.23 1.6% 13.24 14.44 15.65 3.3% 13.70 14.93 16.18 EBITDA Growth EV / LTM EBITDA 6.3x 6.8x 7.3x 0.2% $11.04 $12.06 $13.08 1.6% 11.37 12.40 13.44 3.3% 11.76 12.82 13.89 $13 / Share compared to Proposed Valuation 0.2% 17.8% 7.8% (0.6)% 3.3% 10.5% 1.4% (6.4)% EBITDA Growth EBITDA Growth EV / LTM EBITDA 6.3x 6.8x 7.3x 0.2% $11.48 $12.54 $13.60 1.6% 11.82 12.89 13.98 3.3% 12.23 13.33 14.44 $13 / Share compared to Proposed Valuation 0.2% 13.2% 3.7% (4.4)% 3.3% 6.3% (2.5)% (10.0)% EBITDA Growth EBITDA Growth PV Adjusted for Est. December Transaction Close Unreasonably Low Growth Rate Multiples at Low End of Range Incorrect Discount Date Source: Cutrale / Safra ISS Presentation Note: Illustrative analyses of the implied present value of the future share price of Chiquita are designed to provide an illustrat ive indication of the potential present value of a future value of the equity as a function of estimated future EBITDA (including, where appropriate, synergies) and ass umed EBITDA trading multiples. These analyses do not purport to be appraisals or valuations nor do they necessarily reflect the prices at which securities may act ual ly trade. m96 m97m99 a8

16 Cutrale / Safra Grossly Overstates the “Premium” Offered to Chiquita Shareholders 4 Cutrale / Safra Assumes 0.3% EBITDA Growth for Chiquita Cutrale / Safra Assumes Blended 6.3x - 7.3x LTM EBITDA 2 Chiquita Growth Since Turnaround Chiquita EBITDA Margins Current LTM EBITDA 10 - Year Average LTM EBITDA $70 $118 $140 2012A 2013A 2014E 69% Growth 19% Growth 7.9x 7.9x 7.7x Chiquita Fresh Del Monte Dole Source: Public filings, Capital IQ (1) Based on 2013 sales and run - rate synergies of $60mm. (2) Fyffes and Fresh Del Monte multiples as of 27 - Aug - 2014. Chiquita pre - offer multiple as of 08 - Aug - 2014 and based on adjusted LTM EBITDA of $135mm. For illustrative purposes, Chiquita’s LTM EBITDA adjusted for $18mm in 1x weather - related costs in Q1 2014 and $10mm in costs relate d to Midwest plant consolidation . 5.5% 3.9% 4.8% 5.0% ChiquitaFyffes (Inc. Run-Rate Synergies) (1) Chiquita 2013 Fyffes Fresh Del Monte 8.2x 6.0x 9.2x Chiquita Pre Cutrale / Safra Offer Fyffes Fresh Del Monte

17 Illustrative FYE 2015 Future Share Price Illustrative 2014 Pro Forma EBITDA (Run - Rate Synergies) Illustrative Present Value of Future Share Price Cutrale / Safra Grossly Overstates the “Premium” Offered to Chiquita Shareholders 4 Cutrale / Safra criticizes analysis for showing 2015 Future Values while their offer proposes a discount to every number: Not just Future Value but also Present Value Illustrative 2015 EBITDA 1 Illustrative 2015 EBITDA Growth 5% 10% 15% Implied 2015 EBITDA (Run-Rate Synergies) $273 $283 $293 Implied Share Price 2 7.0x LTM EV / EBITDA $15.02 $15.74 $16.46 8.0x LTM EV / EBITDA 17.79 18.61 19.44 Implied Share Price as of December 31, 2014³ 7.0x LTM EV / EBITDA $13.41 $14.05 $14.70 8.0x LTM EV / EBITDA 15.88 16.62 17.35 $13 / Share is a Discount to Implied Valuation 7.0x LTM EV / EBITDA (3.1)% (7.5)% (11.5)% 8.0x LTM EV / EBITDA (18.2)% (21.8)% (25.1)% Source: Chiquita and Fyffes profit forecasts and other public filings Note: Chiquita net debt balance for future share price is adjusted for unamortized portion of convertible note; EUR converted to USD at an exchange rate of $1.3242 to € 1.000. (1) Illustrative 2015 EBITDA assumes growth from a base of joint 2014 EBITDA of $202mm, with $140mm from Chiquita and $62mm from Fyffes. $140m m i s the midpoint of the Chiquita EBITDA profit forecast. $62mm is the midpoint of Fyffes’ revised EBITA profit forecast plus LTM depr eci ation of € 7.1mm. Assumes run - rate synergies of $60mm per revised merger benefits statement. (2) Implied share price assumes management projected fiscal year end 2015 net debt; pro forma ChiquitaFyffes diluted shares outstanding. (3) Implied present value of future share price based on cost of equity of 12% discounted back 1 year to December 31, 2014. None of these values include a control premium for Chiquita Shareholders $ 62 $ 60 Chiquita Fyffes Synergies 2014 Pro Forma $130 - $150 $252 - $272 m74 m75 m76 m83 m84 m85

18 Cutrale / Safra Grossly Understates the Value of the ChiquitaFyffes Transaction 5 Cutrale / Safra Reality • “$13 per share proposal implies an attractive premium vs. proposed Fyffes combination” • “This proposal is unquestionably superior to the proposed transaction with Fyffes and provides compelling value to Chiquita shareholders” • Cutrale/Safra compares its offer of $13 per share to an outdated proxy analysis - Proxy analysis as of Feb - 2014 not Dec - 2014 - Proxy analysis assumed $40m synergies not $60m synergies per latest release - Proxy analysis assumes outdated Fyffes forecasts, ~$10m lower than latest guidance • Cutrale/Safra offer is clearly inadequate when compared to ChiquitaFyffes proxy analysis updated on a consistent basis for Dec - 2014 and current information - Rolling the analysis forward to Dec - 2014 adds approximately $1.00 per share - Updating analysis for incremental synergies and earnings adds another $2.00 - 2.50/share • Using accurate, updated information indicates implied: - Present value of future share prices, without a control premium, of $13.09 – 14.69 per share - DCF value of $14.32 – 16.90 per share k31 m68 m69

19 Cutrale / Safra Presentation Correct Math and Updated Facts Cutrale / Safra Grossly Understates the Value of the ChiquitaFyffes Transaction 5 Values Discounted to February 28, 2014 12/31/14 $13.00 $9.96 $11.42 $11.27 $13.92 Cutrale / Safra Offer Low High Low High Present Value of ChiquitaFyffes Future Stock Price Analysis Pro forma ChiquitaFyffes Discounted Cash Flow Analysis $13.00 $9.96 $11.42 $11.27 $13.92 $0.97 $1.11 $0.89 $0.98 $2.17 $2.16 $2.16 $2.00 $13.00 $13.09 $14.69 $14.32 $16.90 Cutrale / Safra Offer Low High Low High The Correct Comparison Present Value of Future Share Price Discounted Cash Flow Analysis Cutrale / Safra Offer March 7th Analysis Discount Period Alignment Incremental Synergies & Earnings Source: Public Filings Note : Discount period alignment refers to correcting the discount period represented in the Cutrale / Safra . (1) Assumes a cost of equity of 12% for the present value of future share price analysis, and cost of capital of 9.5% and 8.5% fo r t he Low, and High values of the discounted cash flow analysis, respectively. (2) Based on ~$10mm in incremental EBITDA contribution from Fyffes converted to USD at an exchange rate pf $1.3242 to € 1.000, $20mm incremental announced synergies, assumed 7.0x EBITDA multiple and pro forma ChiquitaFyffes diluted shares outstanding. None of these values include a control premium for Chiquita Shareholders k21 m45 m46 d11 d12d13

20 Cutrale / Safra Reality • “Chiquita shareholders should want the Chiquita Board to engage in discussions with Cutrale/Safra about its $13 / Share All Cash Proposal” • The Board of Chiquita is aware of its fiduciary duties • The Board of Chiquita unanimously determined that $13 represented an inadequate price to negotiate a sale of Chiquita approximately two weeks ago • Cutrale/Safra has had the opportunity to submit a revised proposal over the past two weeks and chosen not to do so • Accordingly , the Chiquita board reaffirms its rejection of $13 per share 6 Proposal of $13 Per Share is Inadequate k38 m90 m91

21 Cutrale / Safra “Riskless Option” Has No Value For Weeks, Cutrale / Safra Has Dug in At An Inadequate Proposal of $13 / Share Cutrale / Safra Reality • The Chiquita Board has determined that the Cutrale / Safra offer of $13 / share does not constitute a Chiquita Superior Proposa l • “There is absolutely no risk to Chiquita shareholders in the Chiquita board engaging in discussions with Cutrale-Safra about its unquestionably superior proposal .” • “This proposal [of $13 per share] is unquestionably superior to the proposed transaction with Fyffes” • “On the other hand, our all - cash proposal values Chiquita at $13 per share” • Cutrale / Safra has reaffirmed multiple times that they are at $13 / share • Cutrale / Safra had the opportunity to revise its inadequate proposal to compel the Chiquita Board to engage in negotiations and has chosen not to do so • “Vote AGAINST the Fyffes transaction proposal and the related Fyffes proposals” • There is no reason for Chiquita shareholders to delay the ChiquitaFyffes transaction • Any delay in closing the ChiquitaFyffes transaction reduces value for Chiquita shareholders • Delay always entails risk and uncertainty 6 Cutrale/Safra has failed to present a compelling proposal and dug in at $13 per share, a price that's inadequate to negotiate a sale k39 m92 m93

22 The Choice for Chiquita Shareholders Cutrale / Safra Reality • “In order to preserve your optionality, you must vote “FOR” the Cutrale - Safra negotiation proposal at the Special Meeting” • The Chiquita Board believes that Cutrale / Safra that $ 13 per share is not a superior proposal • The Chiquita Board will not negotiate to sell the company at an inadequate offer • Shareholders have no reason to delay the vote to own a better and more valuable company The Choice for Shareholders: 1. A better company, with greater potential to create value for shareholders • ChiquitaFyffes post - merger is a better and a more valuable business than Chiquita stand - alone without the proposed merger • Maintain the option of entertaining offers for the combined company, at the right price 2. No deal • Cutrale / Safra has had the opportunity to propose a transaction that fairly reflects the future value of Chiquita but has not put forward a compelling proposal • Chiquita will not engage at an inadequate price 6 k40 m94 m95

Important Additional Information and Disclosures

The directors of Chiquita accept responsibility for the information contained in this presentation. To the best of the knowledge and belief of the directors of Chiquita (who have taken all reasonable care to ensure that such is the case), the information contained in this presentation for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

No Offer and Solicitation

This presentation is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the proposed combination of Chiquita and Fyffes or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information Has Been Filed and Will Be Filed with the SEC

ChiquitaFyffes has filed with the SEC a registration statement on Form S-4 that includes a Proxy Statement that also constitutes a Prospectus of ChiquitaFyffes. The registration statement was declared effective by the SEC on July 25, 2014. The Form S-4 also includes the Scheme Circular and Explanatory Statement required to be sent to Fyffes shareholders for the purpose of seeking their approval of the combination. Each of Chiquita and Fyffes has completed mailing to their respective shareholders the definitive Proxy Statement/Prospectus/Scheme Circular in connection with the proposed combination of Chiquita and Fyffes and related transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS/SCHEME CIRCULAR (INCLUDING THE SCHEME EXPLANATORY STATEMENT) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHIQUITA, FYFFES, CHIQUITAFYFFES, THE COMBINATION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the definitive Proxy Statement/Prospectus/Scheme Circular (including the Scheme) and other documents filed with the SEC by ChiquitaFyffes, Chiquita and Fyffes through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the definitive Proxy Statement/Prospectus/Scheme Circular (including the Scheme) and other documents filed by Chiquita, Fyffes and ChiquitaFyffes with the SEC by contacting Chiquita Investor Relations at: Chiquita Brands International, Inc., c/o Corporate Secretary, 550 South Caldwell Street, Charlotte, North Carolina 28202 or by calling (980) 636-5000, or by contacting Fyffes Investor Relations at c/o Seamus Keenan, Company Secretary, Fyffes, 29 North Anne Street, Dublin 7, Ireland or by calling + 353 1 887 2700.

Participants In The Solicitation

Chiquita, Fyffes, ChiquitaFyffes and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the combination. Information about the directors and executive officers of Fyffes is set forth in its Annual Report for the year ended December 31, 2013, which was published on April 11, 2014 and is available on the Fyffes website at www.fyffes.com. Information about the directors and executive officers of Chiquita is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on March 4, 2014 and its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on April 11, 2014. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive Proxy Statement/Prospectus/Scheme Circular described above and other relevant materials to be filed with the SEC when they become available.

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Important Additional Information and Disclosures

No Profit Forecast / Asset Valuations / Basis of Synergies / Non-GAAP Information

The foregoing presentation should be read in conjunction with the definitive Proxy Statement/Prospectus/Scheme Circular dated August 6, 2014 mailed to shareholders of Chiquita and Fyffes and those announcements issued by Chiquita and/or Fyffes in relation to the Combination and published on a regulatory information service. The Proxy Statement/Prospectus/Scheme Circular and such announcements are available on Chiquita's website (www.chiquita.com) and/or Fyffes website (www.fyffes.com).

The bases and assumptions for the statements of synergies stated in this presentation are set out in the announcement from Chiquita dated on or about the date of this presentation. Additional information relating to the statements of synergies which is required under the Irish Takeover Rules will be posted on Chiquita's website.

Neither the synergy statements nor any statement that the Combination is earnings accretive nor any other statement in this presentation should be construed as a profit forecast or interpreted to mean that the earnings of ChiquitaFyffes in any financial period would necessarily match or be greater than or be less than those of Chiquita and/or Fyffes for the relevant financial period or any other period. No statement in this presentation constitutes an asset valuation.

Chiquita has made a profit forecast for the year ending December 31, 2014 as set out under the heading "Chiquita Profit Forecast" beginning on page 343 of the definitive Proxy Statement/Prospectus/Scheme Circular dated August 6, 2014 mailed to shareholders of Chiquita and Fyffes (the "**Chiquita Profit Forecast**"). Fyffes has made a profit forecast for the year ending December 31, 2014 by announcement from Fyffes dated August 27, 2014 (the "**Fyffes Profit Forecast**"), which has been included on the Fyffes website. Forecasts for Chiquita and Fyffes contained herein are taken from the Chiquita Profit Forecast and the Fyffes Profit Forecast. The directors of Chiquita confirm that the Chiquita Profit Forecast remains valid for the purpose of the Combination. No other statement in this presentation is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Chiquita, or Fyffes or ChiquitaFyffes.

The company reports its financial results in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). In an effort to provide investors with additional information regarding the company's results and to provide more meaningful year-over-year comparisons of the company's financial performance, as well as the measures that management uses to evaluate the company's performance against internal budgets and targets, the company reports certain non-GAAP measures as defined by the SEC. Non-GAAP financial measures should be considered in addition to, and not instead of, U.S. GAAP financial measures, and may differ from non-GAAP measures that other companies use.

For information regarding the reconciliation of non-GAAP forecast numbers for 2014 to the most comparable GAAP numbers, reference is made to pages 343-347 of the definitive Proxy Statement/Prospectus/Scheme Circular dated August 6, 2014.

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